TIOMIN RESOURCES INC.

SUPPL

News Release

Tiomin Shareholders Approve Jinchuan Group Ltd. Investment, Company Announces Management Changes

Toronto, Canada, June 12, 2007: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) announces that 99.68% of the votes cast by ballot at its Annual and Special General Meeting voted in favour of the previously announced investment in the Company by Jinchuan Group Ltd. ('Jinchuan').

In the approved transaction, Jinchuan will purchase 72,512,134 common shares of Tiomin at $0.15 per share, for a total of $10.9 million, increasing Jinchuan's interest in Tiomin to 20%. In addition, the transaction grants Jinchuan an 18-month option to increase its interest in Tiomin to 30% by subscribing for additional common shares at $0.35 per share.

Mr. Robert Jackson, who was previously President of the Company, assumes the role of President and CEO while Mr. Jean-Charles Potvin remains as Executive Chairman. Mr. Jackson and Mr. Paul Fortin both join the Board of Directors. Mr. Potvin commented "This transaction and these appointments significantly strengthen Tiomin as we rebuild shareholder value in the Company".

Mr. Jackson is a licenced mining engineer and investment banker who brings almost 30-years of mining industry experience to his role. He holds an MBA from the University of Western Ontario and the Chartered Financial Analyst® designation.

Mr. Fortin is currently a director and General Manager of Gécamines, a copper and cobalt mining company owned by the Democratic Republic of Congo, a position he has held since January 2006. He is an experienced international mining lawyer who was previously General Counsel for Gold Fields Limited and who has advised Barrick Gold Corporation. He was previously a director of Tiomin Kenya Limited and General Manager of the Kwale Project.

For further information please contact:

Jean-Charles Potvin	Robert Jackson	Joyce Misoi
Executive Chairman	President & CEO	Project Coordinator & Investor Relations,
(416)350-3779 Ext. 227	(416)350-3779 Ext. 230	(416)350-3779 Ext. 233
		jmisoi@tiomin.com

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Visit the company's website at www.tiomin.com

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